
11005200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
DEC 23 2010
WASH, D.C.
193
SECTION

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 0-3279

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Kimball International, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Kimball International, Inc.
1600 Royal Street
Jasper, Indiana 47549

Kimball International, Inc.
Retirement Plan

Financial Statements as of June 30, 2010 and 2009,
and for the Year Ended June 30, 2010,
Supplemental Schedule as of June 30, 2010, and
Report of Independent Registered
Public Accounting Firm

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

TABLE OF CONTENTS

NOTE: Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Retirement Plan Advisory Committee of
Kimball International, Inc. Retirement Plan
Jasper, Indiana

We have audited the accompanying statements of net assets available for benefits of the Kimball International, Inc. Retirement Plan (the "Plan") as of June 30, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended June 30, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2010 and 2009, and the changes in net assets available for benefits for the year ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Indianapolis, Indiana
December 17, 2010

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 2010 AND 2009

	2010	2009
ASSETS:		
Investments — at fair value:		
Cash and cash equivalents	$ 482,969	$ -
Mutual funds	257,111,179	233,968,337
Common/collective fund	27,962,078	32,263,518
Kimball stock fund	2,219,366	2,533,889
Total investments	287,775,592	268,765,744
Notes receivable from participants	6,000,781	6,441,676
Receivable from (payable to) Kimball International, Inc.	4,356,711	(271,814)
Total receivables	10,357,492	6,169,862
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	298,133,084	274,935,606
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INTEREST IN COMMON COLLECTIVE TRUST RELATING TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(604,489)	421,789
NET ASSETS AVAILABLE FOR BENEFITS	$297,528,595	$275,357,395

See notes to financial statements.

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED JUNE 30, 2010

ADDITIONS:	
Contributions:	
Employer	$ 4,628,525
Participant	8,938,442
Other	29,378
Total contributions	13,596,345
Investment income:	
Interest and dividend income	6,574,967
Net appreciation in fair value of investments	25,774,125
Total investment income	32,349,092
Interest income on notes receivable from participants	433,808
Total additions	46,379,245
DEDUCTIONS:	
Benefits paid to participants or their beneficiaries	24,052,064
Administrative expenses	155,981
Total deductions	24,208,045
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	22,171,200
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	275,357,395
End of year	$297,528,595

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Kimball International, Inc. Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was established effective January 1, 1952.

General — The Plan is a defined contribution retirement plan covering all eligible employees of Kimball International, Inc. and its participating affiliates (the "Company"). Employees are generally eligible to participate immediately upon employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974 ("ERISA"), as amended.

The governing body for administration of the Plan is the Kimball International, Inc. Retirement Plan Advisory Committee. The trustee for the Plan is The Vanguard Fiduciary Trust Company (the "Trustee").

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with his or her contributions, investment income, and an allocation of Company discretionary contributions, and charged with withdrawals and investment losses. Allocations of the Company's discretionary contributions are based on the ratio of compensation paid to the participant to total compensation paid to all participants.

Contributions — Participants may elect to contribute up to 25% of their compensation subject to certain limitations. Employees are automatically enrolled in the Plan with a 3% payroll deduction unless the employee submits notice to Vanguard to decline participation or change the contribution percentage. The Plan provides for the Company to contribute, at its discretion, an amount not to exceed the maximum amount allowable as a deduction to the Company for federal income tax as provided in Code Section 404(a). Discretionary contributions are authorized by the Company's Compensation and Governance Committee of the Board of Directors. A Company contribution of 3% of eligible wages was authorized for fiscal year 2010. Participants may direct the investment of their contributions, and the Company's discretionary contributions, into various investment options offered by the Plan. Currently, the Plan offers 12 mutual funds, one common collective trust fund, and Company stock ("Kimball stock fund") as investment options for participants.

Kimball Stock Fund — The Kimball stock fund is a unitized stock fund. The purpose of a unitized stock fund is to permit participants to initiate interfund transfers on any given day without the market risk of settlement delays. The assets of the fund consist primarily of Company common stock and cash necessary to meet daily liquidity requirements.

Each participant is entitled to exercise voting rights attributable to the shares of the Company's stock allocated to his or her account. The Trustee notifies the participant prior to the time that such rights are to be exercised. For shares for which instructions have not been given by a participant, the Trustee will vote these shares by allocating the nondirected votes in proportion to the voting of shares for which participant direction was received.

Vesting — Participants are immediately vested in their contributions plus actual earnings or losses thereon. Employer contributions become fully vested upon a participant's attainment of age 65 or upon meeting early retirement age provisions as defined in the Plan, death while an employee, a complete discontinuance of contributions under the Plan, or upon partial or full termination of the Plan. Otherwise, the participant's vested interest in employer contributions and allocated amounts of investment income or loss, if any, is based upon years of service in the following table.

Full Years of Credited Service	Percentage Vested Interest
Fewer than 1	- %
1 but fewer than 2	10
2 but fewer than 3	20
3 but fewer than 4	40
4 but fewer than 5	60
5 or more	100

Forfeitures — Any amount forfeited by participants is generally used to reduce employer discretionary contributions. The balance of forfeited nonvested accounts totaled $482,969 and $271,814 as of June 30, 2010 and 2009, respectively. The forfeited accounts total has been applied to the 2010 employer discretionary contribution, and therefore the Company Contribution Receivable recorded as of June 30, 2010 has been reduced by such amount of forfeited accounts.

Benefits — Upon termination of employment, a participant may elect to receive a lump sum distribution equal to the value of the participant's vested interest in his or her account. Upon the death of a participant, his or her beneficiary receives the value of the vested interest in his or her account as a lump sum distribution. In-service withdrawals from a participant's account are limited to financial requirements meeting the hardship provisions of the Plan, attainment of age 59 1/2, or through borrowings under the loan provisions of the Plan. Additionally, a participant who has 5 years of service and has attained age 55 may request an in-service distribution of his or her Company contribution balance.

Participant Loans — Participants may borrow from their accounts at a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance (subject to the provisions of the Plan). Each participant must be an active employee and may have only one loan outstanding from the Plan at any time. Loans are to be repaid over a term not to exceed five years, or ten years for the purchase of a primary residence.

The loans are secured by the balance in the participant's account and bear a fixed interest rate, which is generally prime plus 2% as determined on the first business day of the quarter during which the loan is made. Interest rates ranged from 5.25% to 10.25% as of June 30, 2010. Principal and interest are paid ratably through payroll deductions.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan invests in various securities including shares of mutual funds, a common collective trust fund, and Company stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Recognition — The Plan's investments in mutual funds are stated at fair value and are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The unitized company stock fund is comprised of the underlying company stock (Kimball International, Inc. Class B Common Stock) and a short-term cash component which provides liquidity for daily trading. The unit value of the fund is derived primarily from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments. The common collective fund is valued, by the issuer, at the fair market value of the underlying investments, and then adjusted by the issuer to contract value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Vanguard Retirement Savings Trust (the "Trust"), a common collective fund, is a stable value fund that invests in investment contracts issued by banks and insurance companies and in corporate bonds, mortgage-backed securities, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The statements of net assets available for benefits present the Trust at fair value, as well as an additional line item showing an adjustment from fair value to contract value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Trust imposes restrictions on the Plan, and the Trust itself may be subject to certain circumstances that impact its ability to transact at contract value. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or Plan, tax disqualification of the Trust or Plan, and certain Trust amendments if issuers' consent is not obtained. In general, issuers may terminate a contract and settle at other than contract value under very limited circumstances, such as if there is a change in the qualification status of the participant, employer, or Plan, a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. As of June 30, 2010, Plan management believes the occurrence of an event outside the normal operation of the Trust that would cause the Trust to act at less than contract value is not considered to be probable. In addition, the Trust also discloses in its financial statements that the occurrence of events that would cause the Trust to transact at less than contract value is not probable. There are no reserves against contract value for credit risk of contract issuers or for any other reason.

Payment of Benefits — Benefit payments are recorded when paid.

Administrative Expenses — Expenses to administer the Plan are paid by the Company. In fiscal years when Company contribution is earned, the Company is reimbursed by netting expenses paid against the discretionary Company contribution. Certain loan, hardship withdrawal determination, and fund administration fees are paid from the individual participant accounts.

Subsequent Events — Potential subsequent events have been evaluated through December 17, 2010, which is the date these financial statements were available to be issued.

Adoption of New Accounting Guidance — In July 2010, the Financial Accounting Standards Board ("FASB") issued guidance expanding disclosures about the credit quality of financing receivables and the allowance for credit losses. The additional disclosures are intended to facilitate the evaluation of 1) the nature of credit risk inherent in the Plan's financing receivables, 2) how that risk is analyzed and assessed in arriving at the allowance for credit losses, and 3) the changes and reasons for those changes in the allowance for credit losses. Financing receivables include notes receivable from participants and certain other contractual rights to receive money on demand or on fixed or determinable dates. The guidance will be effective for the Plan's fiscal year 2011 financial statements, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period will be required for the Plan's fiscal year 2012 financial statements. The Plan does not expect the adoption of this guidance to have a material impact on its financial statements.

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans. That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. The Plan early adopted this new guidance in its fiscal year 2010 financial statements and has reclassified participant loans of $6,441,676 for the fiscal year ended June 30, 2009, from investments to notes receivable from participants. Net assets of the Plan were not affected by the adoption of the new guidance. In addition, the related amounts and disclosures in Note 4 Fair Value Measurements of Notes to Financial Statements have been updated retrospectively to exclude participant loans as they are no longer classified as an investment.

In January 2010, the FASB issued guidance to improve disclosures about fair value instruments. The guidance requires additional disclosure about significant transfers between levels 1, 2, and 3 of the fair value hierarchy and requires disclosure of changes in level 3 activity on a gross basis. In addition, the guidance clarifies existing requirements regarding the required level of disaggregation by class of assets and liabilities and also clarifies disclosures of inputs and valuation techniques. The guidance will be effective as of the beginning of the Plan's fiscal year 2011, except for the requirement to disclose level 3 activity on a gross basis, which will be effective as of the beginning of the Plan's fiscal year 2012. The adoption is not expected to have a material impact on the Plan's financial statements.

In September 2009, the FASB issued guidance on fair value measurements and disclosures related to investments in certain entities that calculate net asset value per share (or its equivalent). This update provides guidance on estimating the fair value of investments when the investment does not have a readily determinable fair value. It permits the use of the investment's net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity's ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance was adopted for the Plan's fiscal year 2010. The adoption did not have a material impact on the Plan's statements of net assets available for benefits or statement of changes of net assets available for benefits, and the required disclosure has been provided in Note 4 Fair Value Measurements of Notes to Financial Statements.

In June 2009, the FASB established the FASB Accounting Standards Codification ("the Codification") as the single official source of authoritative U.S. GAAP recognized by the FASB. The Codification does not change current U.S. GAAP but is intended to simplify user access to all authoritative U.S. GAAP by providing all literature related to a particular topic in one place. All existing FASB accounting standard documents have been superseded. During fiscal year 2010, the Plan began to utilize the Codification and revised its financial statements to no longer refer to former U.S GAAP standards.

In September 2006, the FASB issued guidance on fair value measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The guidance is only applicable to existing accounting pronouncements that require or permit fair value measurements, and does not require any new fair value measurements. The guidance, as originally issued, was to be effective for the Plan as of July 1, 2008; however, the FASB deferred the effective date until the beginning of the Plan's fiscal year 2010 as it relates to fair value measurement requirements for non-financial assets and liabilities that are not measured at fair value on a recurring basis. Accordingly, the Plan adopted provisions of fair value measurement guidance applicable to financial investments July 1, 2008. The Plan adopted the provisions of fair value measurement guidance applicable to non-financial assets and liabilities as of July 1, 2009, which did not have a material effect on the Plan's financial statements. Required disclosures have been provided in Note 4 Fair Value Measurements of Notes to Financial Statements.

3. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

4. FAIR VALUE MEASUREMENTS

The Plan categorizes assets and liabilities measured at fair value into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

- *Level 1* — Unadjusted quoted prices in active markets for identical assets and liabilities.
- *Level 2* — Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
- *Level 3* — Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

Financial Instruments Recognized at Fair Value

The following methods and assumptions were used to measure fair value:

Financial Instrument	Valuation Technique/Inputs Used
Cash and cash equivalents	Market — valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year end.
Mutual funds	Market — valued at quoted market prices, which represent the NAV of shares held by the Plan at year end.
Common collective fund	Market — valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding.
Company stock fund	Market — the unitized employer stock fund is comprised of Class B Common Stock of Kimball International Inc. and short-term cash investments. The unit value of the fund is derived primarily from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.

There are no unfunded commitments or restrictions which limit investors from redeeming any funds;, however certain funds do charge a fee upon redemption if the fund is held for less than a specified period of time. Redemption fees are not expected to materially affect the fair value of these funds, and therefore these funds are valued at the quoted net asset value per share.

As of June 30, 2010, the fair values of investment assets measured at fair value on a recurring basis are categorized as follows:

	Level 1	Level 2	Level 3	Total
Investments:				
Cash and cash equivalents	$ 482,969	$ -	$ -	$ 482,969
Mutual funds:				
United States equity	68,280,336			68,280,336
International equity	14,742,755			14,742,755
Bond	33,784,986			33,784,986
Real estate investment trust	576,725			576,725
Balanced funds	139,726,377			139,726,377
Common collective fund		27,962,078		27,962,078
Company stock fund		2,219,366		2,219,366
Total investments at fair value	$257,594,148	$30,181,444	$ -	$287,775,592

As of June 30, 2009, the fair values of investment assets measured at fair value on a recurring basis are categorized as follows:

	Level 1	Level 2	Level 3	Total
Investments:				
Mutual funds:				
United States equity	$ 61,384,735	$ -	$ -	$ 61,384,735
International equity	12,261,878			12,261,878
Bond	31,125,874			31,125,874
Balanced funds	129,195,850			129,195,850
Common collective fund		32,263,518		32,263,518
Company stock fund		2,533,889		2,533,889
Total investments at fair value	$233,968,337	$34,797,407	$ -	$268,765,744

There were no changes during the fiscal year ended June 30, 2010 in the Plan's valuation techniques or inputs used to measure fair values.

5. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits — fair value, as of June 30, 2010 and 2009, are as follows:

	2010	2009
Vanguard LifeStrategy Growth Fund	$29,698,096	$27,194,264
Vanguard 500 Index Fund	23,599,329	21,106,982
Vanguard Retirement Savings Trust	27,962,078	32,263,518
Vanguard Total Bond Market Index Fund	33,784,986	31,125,874
Vanguard LifeStrategy Moderate Growth Fund	92,674,180	86,348,666
Vanguard International Growth Fund	14,742,755	12,261,878

During the year ended June 30, 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds:	
United States equity	$ 8,817,183
International equity	1,121,509
Bond	1,646,288
Real estate investment trust	19,603
Balanced funds	14,373,932
Kimball stock fund	(204,390)
Net appreciation in fair value of investments	$25,774,125

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are mutual and common collective funds which are managed by The Vanguard Fiduciary Trust Company, the trustee for the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Additionally, the investment transactions involving the Company's common stock qualify as party-in-interest transactions. At June 30, 2010 and 2009, the Plan held 401,332 and 406,072 shares, respectively, of common stock of Kimball International, Inc., the sponsoring employer, with a cost basis of $4,203,905 and $4,429,105, respectively. During the year ended June 30, 2010, the Plan recorded dividend income of $76,918.

7. TAX STATUS

The Plan uses a prototype plan document sponsored by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company received an opinion letter from the Internal Revenue Service, dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code. The Plan itself has not received a determination letter from the Internal Revenue Service. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500:

	2010	2009
Net assets available for benefits, per the financial statements	$297,528,595	$275,357,395
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contracts	604,489	(421,789)
Assets available for benefits, per Form 5500	$298,133,084	$274,935,606

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500:

Net increase in net assets available for benefits, per the financial statements	$22,171,200
Change in adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contracts	1,026,278
Net income per Form 5500	$23,197,478

* * * * * *

SUPPLEMENTAL SCHEDULE

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2010

EIN: 35-0514506
PN: 001

	Identity of Issue, Borrower, or Similar Party	Current Value
	CASH AND CASH EQUIVALENTS —	
*	Vanguard Prime Money Market	$ 482,969
	MUTUAL FUNDS:	
	American Funds Growth Fund	10,961,904
	Artisan Small Cap Value Fund	11,874,787
*	Vanguard 500 Index Fund	23,599,329
*	Vanguard Explorer Fund	8,288,681
*	Vanguard International Growth Fund	14,742,755
*	Vanguard LifeStrategy Conservative Growth Fund	10,978,751
*	Vanguard LifeStrategy Growth Fund	29,698,096
*	Vanguard LifeStrategy Income Fund	6,375,350
*	Vanguard LifeStrategy Moderate Growth Fund	92,674,180
*	Vanguard REIT Index Fund	576,725
*	Vanguard Total Bond Market Index Fund	33,784,986
*	Vanguard Windsor II Fund	13,555,635
	Total mutual funds	257,111,179
*	COMMON COLLECTIVE FUND — Vanguard Retirement Savings Trust**	27,962,078
*	CORPORATE STOCK — Kimball Stock Fund	2,219,366
*	PARTICIPANT LOANS — Participant loans — interest rates ranging from 5.25% to 10.25% and mature at various dates in fiscal years through 2018	6,000,781
	TOTAL	$293,776,373

* Party-in-interest.
** Represents fair value. Fund has a contract value of $27,357,589

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

By: /s/ John H. Kahle



JOHN H. KAHLE
Member, Retirement Plan Advisory Committee

Date: December 17, 2010

Kimball International, Inc. Retirement Plan
Exhibit Index

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, Dated December 17, 2010

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-56048 on Form S-8 of our report dated December 17, 2010, relating to the financial statements and supplemental schedule of Kimball International, Inc. Retirement Plan appearing in this Annual Report on Form 11-K of Kimball International, Inc. Retirement Plan for the year ended June 30, 2010.

Deloitte & Touche LLP

Indianapolis, Indiana
December 17, 2010